07020365

082-34806

SEC MAIL PROCESSING RECEIVED
JAN 2007
WASH. D.C. 186 SECTION

January 10, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: ÆON Co., Ltd.
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

SUPPL

Dear Sir. / Madam

We, AEON Co., Ltd., a joint stock corporation incorporated under the laws of Japan, obtained exceptive relief from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 available to foreign private issuers pursuant to Rule 12g3-2(b) (the "Exceptive Rule") on August 5, 2004, and we hereby furnish the following information to the Securities and Exchange Commission in order to maintain the status of the Exceptive Relief.

The following lists are the information that we have disclosed since February 21, 2006 to October 30, 2006. The item 1, which we have filed with the Stock Exchange, is attached as ANNEX A, and items 2, 3, 4, and 5 which we have distribute to our shareholders, are attached as ANNEX B.

ANNEX A.

1. Reference Information.

ANNEX B.

2. Brief statement of Interim Financial Results (Interim figures for the half year ending Feb. 2006)
3. Balance Sheet <AEON>.
4. Consolidated Balance Sheet
5. Press Release

PROCESSED
JAN 18 2007
THOMSON FINANCIAL

In the event that any questions should arise in connection with this matter, please contact Hiromoto Hiramatu in Finance and Accounting Division at h_hiramatu@aeon.biz .

Thank you very much for your attention and co-operation.

Yours sincerely,

Shuichiro Hara
General Manager
Finance and Accounting Division
AEON Co., Ltd.

1/17

ANNEX A

Reference Information

1. Shelf Registration Report (Warrant Issue)

Date of file: April 14, 2006

Submitted to: the Director of Kanto Local Finance Bureau

2. Amended Shelf Registration Statement

Amended Shelf Registration Statement relevant to the Shelf Registration Statement dated **April 14, 2006** filed with Kanto Local Finance Bureau

Date of file: April 17, 2006

May 12, 2006

October 3, 2006

October 18, 2006

October 30, 2006

Submitted to: the Director of Kanto Local Finance Bureau

3. Amended Shelf Registration Statement

Amended Shelf Registration Statement relevant to the Shelf Registration Statement dated **April 17, 2006** field with Kanto Local Finance Bureau

Date of file: April 20, 2006

Submitted to: the Director of Kanto Local Finance Bureau

4. Annual Security Report and its attached documents.

Annual Security Report and its attached documents filed with Kanto Local Finance Bureau

Date of file: May 12, 2006.

Submitted to: the Director of Kanto Local Finance Bureau

5. Amended Shelf Registration Statement

Amended Shelf Registration Statement relevant to the Shelf Registration Statement dated **June 27, 2005** field with Kanto Local Finance Bureau

Date of file: May 12, 2006

October 3, 2006

October 18, 2006

October 30, 2006

Submitted to: the Director of Kanto Local Finance Bureau

6. Amended Statement of the Annual Security Report
Amended Statement of the Annual Security Report relevant to the Annual Security Report dated **May 12, 2006** filed with Kanto Local Finance Bureau

Date of file: July 12, 2006
Submitted to: the Director of Kanto Local Finance Bureau

7. Registration statement (Warrant Issue) and its attached documents.

Date of file: October 4, 2006
Submitted to: the Director of Kanto Local Finance Bureau

8. Extraordinary Report
Extraordinary Report ordered by Cabinet Office regarding the business disclosure.

Date of file: October 18, 2006
Submitted to: the Director of Kanto Local Finance Bureau

9. Registration Statement (Public Offering of new shares and over-allotment) and its attached documents.

Date of file: October 18, 2006
Submitted to: the Director of Kanto Local Finance Bureau

10. Registration Statement (Issuance of these Subscription Rights by third-party Allocation) and its attached documents

Date of file: October 18, 2006
Submitted to: the Director of Kanto Local Finance Bureau

11. Amended Registration Statement dated **October 18, 2006.**
Amended Registration Statement relevant to the Registration Statement dated **October 4, 2006** filed with Kanto Local Finance Bureau

Date of file: October 18, 2006
Submitted to: the Director of Kanto Local Finance Bureau

12. Amended Registration Statement (Public Offering of new shares and over-allotment).
Amended Registration Statement relevant to the Registration Statement dated **October 18, 2006** filed with Kanto Local Finance Bureau

Date of file: October 24, 2006

October 30, 2006

Submitted to: the Director of Kanto Local Finance Bureau

13. Amended Registration Statement (Issuance of these Subscription Right by the third-party Allocation).

    Amended Registration Statement relevant to the Registration Statement dated **October 18, 2006** filed with Kanto Local Finance Bureau

Date of file: October 24, 2006

October 30, 2006

Submitted to: the Director of Kanto Local Finance Bureau

14. Amended Statement of Extraordinary Report.

    Amended Statement of Extraordinary Report relevant to the Extraordinary Report dated **October 18, 2006** filed with Kanto Local Finance Bureau

Date of file: October 30, 2006

November 9, 2006

Submitted to: the Director of Kanto Local Finance Bureau

ANNEX B

Brief Statement of Financial Results of the Interim Figures for the Half Year ended of August 2006

Name of the Listed Company: AEON Co., Ltd.

Securities Exchange where Listed: The First Section of Tokyo Stock Exchange

Security Code Number: 8267

Location of Head Office: Chiba-pref.

URL: http://www.aeon.info

Representative: Motoya Okada, Director and Representative Executive Officer

For Inquiries: Yuiken Tsutsumi, Vice President (Corporate Communications Department)

Telephone: +81-43-212-6042 (Pilot Number)

Date of the Meeting of the Board of Directors approving the Closing Account: October 4, 2006

US GAAP: Not applicable

1. Consolidated Earnings of Interim Figures for the Half Year ended August 20, 2006 (February 21, 2006- August 20, 2006)

(1) Consolidated Operating Result

	Total Revenue	Operating Income	Recurring Profit
	Millions of Yen %	Millions of Yen %	Millions of Yen %
Interim figures for the Half Year ended August 20,2006	2,345,483 (9.2)	82,332(19.1)	84,183(15.1)
Interim figures for the Half Year ended August 20, 2005	2,147,422(4.4)	69,102(8.9)	73,141(5.7)
Fiscal year ended February 20, 2006	4,430285	166,105	175,989

	Net Income		Net Income per Share	Net Income per Share after adjustment of potential shares
	Millions of yen	%	Yen	Yen
Interim figures for the Half Year ended August 20, 2006	23,168		31.96	31.91
Interim Figures for the Half Year ended August 20,2005	△20,267		△27.96	
Fiscal year ended February 20, 2006	28,932		39.61	39.56

Note Non-consolidated Subsidiaries on Equity Method Investment Profit and Loss:

Interim Figures for the Half Year ended August 2006	△643(million of yen)
Interim Figures for the Half Year ended August 2005	△313(million of yen)
Fiscal year ended February 2006	2,040(million of yen)

Note Average Number of shares Outstanding (consolidated)

Interim Figures for the Half Year ended August 2006	724,821,382 shares
Interim Figures for the Half Year ended August 2005	724,886,197 shares
Fiscal year ended February 2006	724,875,522 shares

Note Amendment to Accounting Method: Not applicable

Note The percentage indications of Total Revenues, Operating Income, Recurring Profit and Net Income show the rate change compared to the same previous period.

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity Per Shares
	Millions of Yen	Millions of Yen	%	Yen
Interim Figures for the Half Year ended August 2006	3,235,608	951,358	21.1	941.14
Interim Figures for the Half Year ended August 2005	2,887,269	612,837	21.2	845.45
Fiscal year ended February 2006	2,928,682	676,151	23.1	932.50

Note Number of shares outstanding on term end (consolidated)

Interim Figures for the Half Year ended August 2006 724,779,295 shares

Interim Figures for the Half Year ended August 2005 724,866,741 shares

Fiscal year ended February 2006 724,863,651 shares

(3) Condition of Consolidated Cash Flow

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Ending Balance of cash and cash equivalent
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
Interim Figures for the Half Year ended August 2006	109,691	△270,594	112,274	239,201
Interim Figures for the Half Year ended August 2005	97,751	△84,698	42,343	332,255
Fiscal year ended February 2006	137,054	△166,793	35,785	285,387

(4) Matters concerning with the Range of Consolidation and Equity Method applied

Number of Consolidated Subsidiaries: 133

Number of Equity Method Affiliates: 26

(5) Changes in the Range of Consolidation and Equity Method

Number of New Consolidated Subsidiaries: 11

Number of Excluded Consolidated Subsidiaries: 8

Number of New Equity-Method Affiliates: 2

Number of Excluded Equity-Method Affiliates: 3

2. Forecast of Consolidated Earnings Fiscal Year ending February 2007 (February 21, 2006～February 20, 2007)

	Total Revenues	Operating Income	Return on Assets	Return on Equity
	Millions of Yen	Millions of Yen	%	%
Whole Fiscal year	4,800,000 over	200,000~210,000	2.3~2.5	10.0~10.5

(Attachment)

Status of Business Group

<<GENERAL MERCHANDISE STORES AND OTHER RETAIL OPERATIONS >>

(GMS)

Consolidated Subsidiaries
AEON Kyushu Co., Ltd.
Ryukyu JUSCO Co., Ltd.
AEON STORES (HONG KONG) CO. LTD.
AEON Co.(M)BHD
MYCAL Corporation
Aeon Marche
others +8

Equity-MethodAffiliates
Posful Corporation

Supply of merchandise

Supply of merchandise

(Supermarkets)

Consolidated Subsidiaries
Maxvalu Hokkaido Co., Ltd.
Maxvalu Tohoku Co., Ltd.
Maxvalu Tokai Co., Ltd
Maxvalu Chubu Co., Ltd.
Maxvalu Nishinihon Co., Ltd.
Maxvalu Kyushu CO., Ltd
+3 others

Equity-Method Affiliates
Kasumi Co., Ltd.

(GMS)
AEON Co., Ltd.
(Company That Files the Consolidated Financial Statement)

(Convenience Stores)

Consolidated Subsidiaries
Ministop Co., Ltd.
+2 others

Supply of merchandise

Supply of merchandise

(Other Retail Stores)

Consolidated Subsidiaries
Aeon SuperCenter Co, Ltd(SuC)
Tachibana Department Store Co., Ltd. (Department Store)
Sunday Co., Ltd.(Homecenter)
+1 others

Equity-Method Affiliates
Nakasan Co., Ltd. (Department Store)

In store branch

Store development and

Credit operating consignment
Offering of various services

<<Specialty Store Operations>>

Consolidated Subsidiaries
Cox Co., Ltd.
The Talbots, Inc.
Blue Grass Co., Ltd.
Nustep Co., Ltd.
AEON Forest Co., Ltd.
Origin Toshu Co., Ltd.
+21 others

Equity-Method Affiliates
Claire's Nippon Co., Ltd.
Medical Ikkou Co., Ltd.
WELCIA KANTO Co, Ltd
Kraft Inc.
Terashima Co.,Ltd.
TAKA-Q Co,Ltd
YAMAYA Co.
TURUYA Co, Ltd
others +2

<<Development Operations>>

Consolidated Financial Statement Filing Company
AEON Co., Ltd.

Consolidated Subsidiaries
AEON Mall Co., Ltd.
Diamond City Co., Ltd.
+17 others

Equity-Method Affiliates
LOC Development Co. Ltd.
+ 5 others

<<Service and Other Operations>>

Consolidated Subsidiaries
AEON Credit Service Co., Ltd.
AEON Credit Service (Asia) Co., Ltd.
AEON Thana Sinsap (Thailand) Plc. (Finance)
AEON Fantasy Co., Ltd. (Amusement)
Gourmet D'Or Co., Ltd. (Restaurant)
Japan Maintenance Co., Ltd.
AEON Techno Service Co., Ltd. (Maintenance)
Aic,Inc. (Import and Export and Wholesale trade)
CERTO Corporation
ZWAI Co., LTD.
others +48

Equity-Method Affiliates
total 7

ANNEX B

Operating Result and Financial Condition

1. Operating Result for the current interim period

① Results from operation and the status of each business segments

Consolidated Result	Interim period of FYE Feb. 2006 (Current interim period)	Interim period of FYE Feb. 2005	Interim period of FYE Feb. 2004	Interim period of FYE Feb. 2003
Total Revenue (Millions of Yen)	2,345,483	2,147,422	2,057,027	1,594,313
Operating Income (Millions of Yen)	82,332	69,102	63,470	52,195
Recurring Profit (Millions of Yen)	84,183	73,141	69,185	51,434
Net Income or Net Loss (△) for the current interim period (Millions of Yen)	23,168	△20,267	28,353	18,418

(Translation Omitted)

Status of each business segment	Total Revenue	Compared to Same Previous Period	Operating Income	Compared to Same Previous Period
Type of Segment	Millions of Yen	%	Millions of Yen	%
GMS	1,879,583	106.1	28,042	129.2
Special Store	282,747	117.3	8,778	73.5
Development	58,215	179.1	16,298	167.2
Service and Others	323,630	110.2	29,381	113.7
Total	2,544,176	108.8	82,500	119.2
Elimination of Intra-Company Transaction	△198,692		△168	
Consolidated	2,345,483	109.2	82,332	119.1

GMS (GMS, Supermarkets, Convenience Stores, Department stores and others)

Special Store (Women's apparel and accessories, Family casual fashions, Health and beauty, and other special stores)

Development (Shopping center Development, and Property management services)

Service and Others (Finance, Amusement, Food service, Facility management service, Merchandise operation, and others)

<Status of Consolidated Operation Result>

(Translation Omitted)

<Status of Operation Result from each segment>

(Translation Omitted)

② Status of each Operation

[GMS]

(GMS)

(Translation Omitted)

(Supermarket)

(Translation Omitted)

[GMS in Asia and China]

(Translation Omitted)

[Special Store Operations]

(Translation Omitted)

[Development Operations]

(Translation Omitted)

[Service and Other Operations]

(Financial Service)

(Translation Omitted)

(Service)

(Translation Omitted)

ANNEX B

2. Financial Condition

<Status of Consolidated Assets, Liabilities, and Cash Flows>

(Millions of Yen)

	Interim period of FYE Feb. 2006 (Current interim period)	Interim period of FYE Feb. 2005	Interim period of FYE Feb. 2004	Interim period of FYE Feb. 2003	FYE Feb. 2006
Total Assets	3,235,608	2,887,269	2,748,859	2,151,067	2,928,682
Shareholders' Equity	951,358	612,837	602,898	439,537	676,151
Interest Bearing Debts	1,007,455	818,403	743,842	733,505	857,840
Interest Bearing Debts for Subsidiary, Aeon Credit Service Group	(501,153)	(409,643)	(315,164)	(303,607)	(444,095)
Excluding Interest Bearing Debts for Subsidiary, Aeon Credit Service Group	(506,301)	(408,759)	(428,678)	(429,898)	(413,744)
Ending balance of cash and cash equivalent	239,201	332,255	326,206	115,952	285,387
Cash Flow from the Operating Activities	109,691	97,751	513	74,712	137,054
Cash Flow from the Investing Activities	△270,594	△84,698	△53,101	△73,497	△166,793
Cash Flow from the Financing Activities	112,274	42,343	96,080	17,816	35,785

※Note: (Translation Omitted)

(Status of Assets and Liabilities of Interim Figures for the Half Year ended)

<Status of Total Assets>

(Translation Omitted)

<Status of Liabilities>

(Translation Omitted)

(Status of Cash Flow of Interim Figures for the Half Year ended)

<Ending balance of cash and cash equivalents>

(Translation Omitted)

<Status of Cash Flow from the Operating Activities>

(Translation Omitted)

<Status of Cash Flow from the Investing Activities>

(Translation Omitted)

<Status of Cash Flow from the Financing Activities>

(Translation Omitted)

3. Forecast of Whole Fiscal Year

<Change in the method of the disclosure policy for the future business performance>

(Translation Omitted)

<Forecast of consolidated and non-consolidated business performance>

Forecast of consolidated		Whole FYE February 2007 (Forecast of Whole FYE)	Interim period of FYE February 2006 (Results of Pervious Period)
Total Revenue	Millions of Yen	4,800,000 over	4,430,285
Operating Income	Millions of Yen	200,000~210,000	166,105
Return On Assets	%	2.3~2.5	1.0
Return On Equity	%	10.0~10.5	4.4
Number of New Stores (Including Non-Consolidated)		Forecast of Whole FYE February 2007 (First Half, Second Half)	Result of interim period of FYE February 2006 (Results of Pervious Period)
GMS	Stores	17 (first 6 ・ second 11)	14
Supermarket (SM)	Stores	54 (first 24 ・ second 30)	55
Super Center (SuC)	Stores	5 (first 4 ・ second 1)	9
Total (Including others)	Stores	87 (first 40 ・ second 47)	85
Exchange Rate at the time of Intra-Company of Oversea Subsidiaries		FYE Feb. 2007 (Results of the First Half Year)	FYE Feb. 2006 (Results of Pervious Period)
1 US $		115.74 Yen	111.48 Yen
1 HK $		14.94 Yen	14.20 Yen
1 MY R		31.44 Yen	28.86 Yen
1 CN Y		14.39 Yen	13.46 Yen

(Operating Result of Consolidated)

(Translation Omitted)

ANNEX B

Forecast of FYE Feb. 2007 (Non-Consolidated)		FYE Feb. 2007 (Forecast of Whole FYE)	Interim period of FYE Feb. 2006 (Results of Pervious Period)
Total Revenue	Millions of Yen	1,980,000 over	1,892,909
Operating Income	Millions of Yen	35,000~40,000	24,297

Computing process of Operating Income		FYE Feb. 2007 (Forecast of Whole FYE)	Interim period of FYE Feb. 2006 (Result of Pervious Period)
Improvement of existing stores' sales	%	Around 101	97.9
Improvement or Disimprovement of Profit ratio compare to Interim period of FYE Feb. 2006	%	Improvement of around 0.8	Improvement of 0.7
Increment of existing stores' costs	%	100~101	100.4

(Operating Result of Non-Consolidated)
(Translation Omitted)

ANNEX B

Management Policy

1. General Management Policy

   (Translation Omitted)

2. Basic Policy regarding profits distribution

   (1) Medium and Long Term Policy

   (Translation Omitted)

   <Dividends Policy>

   (Translation Omitted)

   <Use of Proceeds regarding the Retained Earnings>

   (Translation Omitted)

   (2) Profits distribution for FYE Feb, 2007 (scheduled)

   (Translation Omitted)

3. Basic policy regarding the reduction in minimum investment unit

   (Translation Omitted)

4. Medium and Long Term Management Strategy

   (1) Medium and Long Term Objective: aim for rapid growth to become global business group

   (Translation Omitted)

   (2) Medium Term Management Strategy

   ① Promotion of Group Growth Strategy

   (Translation Omitted)

   ② Establishment of Stable Financial Ground which support our group growth strategy

   (Translation Omitted)

   ③ Strength the base of Enterprise Value to be improved: Creation of group synergy and establishment of corporate ethics

   (Translation Omitted)

5. Status of the Implementation of the "Corporate Governance Reform" for the current interim period.

   (Translation Omitted)

6. Status of the Implementation of the "Group Management Reform" for the Current Interim

Period

(1) Basic Idea

(Translation Omitted)

(2) The Implementation for the current interim period

(Translation Omitted)

7. Status of the Implementation regarding the 「Social Responsibility Investment」 for the current interim period

(1) Basic Idea

(Translation Omitted)

(2) Status of the Implementation of environmental and social activities for the current interim period

(Translation Omitted)

8. Matters to be Resolved

(1) Response to the Japanese law called 'Machizukuri Sanpou' to which limit the consumer's choice

(Translation Omitted)

(2) Maximizing the effectiveness of 「alliance and acquisition」 and 「business alignment」

(Translation Omitted)

9. Others

(Translation Omitted)

Item	This Interim Consolidated Fiscal Period End (August 20, 2005)		Previous Interim Consolidated Fiscal Period End (August 20, 2006)		Condensed Consolidated Balance Sheet of the Previous Fiscal Year	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Liabilities)		%		%		%
I Current Liabilities						
1 Notes and accounts payable - trade	506,650		521,245		498,424	
2 Short-term borrowings (other than commercial paper)	71,741		104,939		95,713	
3 Curernt portion of long-term debt	78,161		138,065		101,996	
4 Current portion of bonds	40,050		30,000		20,050	
5 Commercial paper	11,500		51,000		11,000	
6 Income taxes payable	29,422		46,416		41,737	
7 Accrued bonuses	12,567		16,036		11,877	
8 Provision for store closing expenses	6,219		5,104		6,810	
9 Current portion of obligations under reorganization proceedings	5,953		1,892		1,892	
10 Note payable for properties	65,149		58,611		51,756	
11 Current portion of impairment loss on leased assets	1,938		1,908		1,986	
12 others	261,926		303,310		218,512	
Total Current Liabilities	1,091,283	37.8	1,278,531	39.5	1,061,757	36.3
II Fixed Liabilities						
1 Bonds	163,637		144,078		174,061	
2 Long-term debt	453,312		539,371		455,018	
3 Deferred tax liabilities	9,517		20,327		9,821	
4 Reserves for retirement grants	36,310		44,610		38,866	
5 Reserves for retirements grants for retiring directors and corporate auditors	1,450		1,724		1,578	
6 Provision for store closing expenses	3,113		9,167		8,670	
7 Provision for contingent liabilities	1,982		1,975		2,162	
8 Obligations under reorganization proceedings	48,847		14,424		14,563	
9 Lease deposits from lessees	163,429		195,525		163,789	
10 Impairment loss on leased assets	6,517		5,929		5,795	
11 Negative goodwill	68,655				64,657	
12 Others	14,806		28,583		19,507	
Total Fixed Liabilities	971,580	33.7	1,005,718	31.1	958,492	32.7
Total of Liabilities	2,062,863	71.5	2,284,249	70.6	2,020,249	69.0
(Minority Interests)						
Minority Interests	211,567	7.3			232,280	7.9
(Shareholders' Equity)						
I Common Stock	101,798	3.5			101,798	3.5
II Capital surplus	167,710	5.8			167,710	5.7
III Retained earnings	326,977	11.3			376,532	12.8
IV Unrealized gain on available-for-sale securities	17,455	0.6			28,028	1.0
V Foreign currency translation adjustments	-347	(0.0)			2,845	0.1
VI Treasury Stock-at cost	-755	(0.0)			-763	(0.0)
Total of equity	612,837	21.2			676,151	23.1
Total of Liabilities, Minority Interests and Shareholders' Equity	2,887,269	100.0			2,928,682	100.0
(Equity)						
I Shareholder's Equity						
1 Common Stock			101,798	3.1		
2 Capital surplus			167,711	5.2		
3 Retained earnings			384,735	11.9		
4 Treasury Stock-at cost			-839	-0,0		
Total of Shareholders' Capital			653,405	20.2		
II Assessment and Reduction's balance						
1 Balance of Market Securities' Assessment			25,563	0.8		
2 Profit or loss of roll over hedge			235	0.0		
3 Foreign currency translation adiustments			2,914	0.1		
Total of Assessment and Reduction's balance			28,713	0.9		
III Minority Interests			269,239	8.3		
Total of equity			951,358	29.4		
Total of Liabilities and Equity			3,235,608	100.0		

INTERIM CONSOLIDATED PROFIT AND LOSS STATEMENTS

(unit: millions of yen)

Item	This Interim Consolidated Fiscal Period End (February 21, 2005 – August 20, 2005)		Previous Interim Consolidated Fiscal Period End (February 21, 2006 – August 20, 2006)		Condensed Consolidated Profit and Loss Statement of the Previous Fiscal Year (February 21, 2005 – February 20, 2006)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
		%		%		%
I Net sales	1,962,320	100.0	2,118,725	100.0	4,040,600	100.0
II Cost of sales	1,410,182	71.9	1,510,974	71.3	2,895,595	71.7
Gross profit on sales	552,138	28.1	607,750	28.7	1,145,005	28.3
III Rental and other revenues	185,101	9.4	226,758	10.7	389,684	9.7
Gross profit	737,240	37.5	834,509	39.4	1,534,690	38.0
IV Selling, general and administrative expenses	668,137	34.0	752,177	35.5	1,368,584	33.9
Operating Income	69,102	3.5	82,332	3.9	166,105	4.1
V Non-operating income	9,842	0.5	9,711	0.5	21,992	0.6
Interest income	926		2,021		1,950	
Dividend income	712		768		988	
Amortization of negative goodwill	4,282		2,263		8,452	
Equity in earnings of affiliated companies	-				2,040	
Penalties from tenants	738		873		1,686	
Others	3,182		3,783		6,873	
VI Non-operating expenses	5,804	0.3	7,859	0.4	12,108	0.3
Interest expense	3,327		4,967		6,601	
Equity in losses of affiliated companies	313		643		-	
Others	2,163		2,248		5,507	
Recurring profit	73,141	3.7	84,183	4.0	175,989	4.4
VII Special profit	13,303	0.7	11,197	0.5	27,370	0.7
Gain on sale of fixed assets	791		825		1,399	
Gain on sale of investment securities	419		7,459		2,863	
Gain on reversal of provision for allowance for doubtful accounts	6,402		900		11,685	
Gain on reversal of provision for store closing expenses	1,705					
Gain from insurance premium	1,397					
Others	2,588		2,011		11,422	
VIII Special loss	82,940	4.2	33,223	1.6	103,115	2.6
Loss on retirement of fixed assets	1,474		1,486		2,611	
Impairment loss	76,857		24,438		83,335	
Others	4,608		7,297		17,169	
Interim Income before income taxes and minority interests	3,504	0.2	62,158	2.9	100,244	2.5
Current income tax	27,830		43,832		61,531	
Deferred income tax	-15,271		-20,679		-17,963	
Sub total	12,558	0.6	23,152	1.1	43,568	1.1
Minority interests in net (loss)income	11,212	0.6	15,836	0.7	27,743	0.7
Interim(This period)Net income	-20,267	(1.0)	23,168	1.1	28,932	0.7

INTERIM STATEMENTS OF CONSOLIDATED SURPLUS

(unit: millions of yen)

Item	This Interim Consolidated Fiscal Period End (February 21, 2005 – August 20, 2005)		Previous Interim Consolidated Fiscal Period End (February 21, 2006 – August 20, 2006)		Condensed Consolidated Statement of Consolidated Surplus of the Previous Fiscal Year (February 21, 2005 – February 20, 2006)	
Capital Surplus						
I Initial Balance of Capital Surplus		167,710				167,710
II Increase in Capital Surplus						
Issue of new shares by capital increase	-				0	
Gain on disposal of treasury stocks	0	0			0	0
III Interim Term End						
Closing balance of capital surplus		167,710				167,710
Retained earnings						
I Initial Balance of Retained Earnings		356,004				356,004
II Increase in retained earnings						
Interim(this period) net income	-				28,932	
Others	195	195			554	29,486
III Decrease in retained earnings						
Interim(this period) net loss	20,267		-		-	
Dividends	8,698				8,698	
Bonus to directors and corporate auditors	256	29,222			260	8,958
IV Interim Term End						
Closing balance of retained earnings		326,977				376,532

	Shareholders equity				
	Common Stock	Capital surplus	Retained earnings	Treasury stocks	Total of shareholders equity
Closing balance at Feb. 20th, 2006	101,798	167,710	376,532	-763	645,277
Variance(in this period)					
Dividends			-10,872		-10,872
Bonus to directors and corporate auditors			-321		-321
Interim(this period) net income			23,168		23,168
Purchases of treasury stocks				-75	-75
Disposal of treasury stocks		0		0	1
Loss from changing number of consolidated stocks			-4,004		-4,004
others			233		233
Other variance(in this period)					
Total of variance		0	8,203	-75	8,128
Closing balance at Aug. 20th, 2006	101,798	167,711	384,735	-839	653,405

	Assessment and Reduction's balance				Minority Interests	Total of equity
	Balance of Market Securities' Assessment	Profit or loss of roll over hedge	Foreign currency translation adjustments	Total of Assessment and Reduction's balance		
Closing balance at Feb. 20th, 2006	28,028		2,845	30,874	232,280	908,432
Variance(in this period)						
Dividends						-10,872
Bonus to directors and corporate auditors						-321
Interim(this period) net income						23,168
Purchases of treasury stocks						-75
Disposal of treasury stocks						1
Loss from changing number of consolidated stocks						-4,004
others						233
Other variance(in this period)	-2,465	235	68	-2,161	36,958	34,797
Total of variance	-2,465	235	68	-2,161	36,958	42,925
Closing balance at Aug. 20th, 2006	25,563	235	2,914	28,713	269,239	951,358

INTERIM STATEMENT OF CONSOLIDATED CASH FLOW

(unit: millions of yen)

Item	This Interim Consolidated Fiscal Period (February 21, 2005 August 20, 2005)	Previous Interim Consolidated Fiscal Period (February 21, 2006 August 20, 2006)	Previous Consolidated Fiscal Period (February 21, 2005 February 20, 2006)
I Cash Flows from Operating Activiries			
Interim Income before income taxes and minority interests	3,504	62,158	100,244
Depreciation expenses and amortization	50,424	58,407	103,871
Amortization of negative goodwill-net	-4,282	-2,263	-8,452
Increase in allowance for doubtful accounts	8,888	19,818	19,061
Increase in reserves for bonus	3,772	3,649	2,970
Increase in employees retirement benefit	2,944	3,956	5,181
Increase (decrease) in provision for store closing expenses	-1,921	-1,682	4,222
Interest and dividend income	-1,639	-2,790	-2,939
Interest expense	3,327	4,967	6,601
Foreign exchange(gain) loss	-41	-8	9
Equity in losses (earnings) of affiliated companies	313	643	-2,040
Gain on sale of fixed assets	-791	-825	-1,399
Loss on sale or retirement of fixed assets	1,894	2,003	3,111
Impairment loss	76,857	24,438	83,335
Capital gain (loss) on sale of securities	-351	-7,458	-2,670
Increase in trade receivable	-29,997	-32,352	-34,810
Decrease(increase) in inventory assets	18,720	6,530	9,681
Increase in finance receinabales	-38,790	-52,378	-86,017
Increase(decrease) in notes and accounts payable-trade	15,392	14,740	3,738
Net increase/(decrease) in other assets or debt	15,641	49,217	-13,301
Orhers	2,524	3,554	897
Sub-total	126,392	154,325	191,293
Interest and dividend received	1,908	2,732	3,332
Interest paid	-3,119	-4,447	-6,671
Income taxes paid	-27,429	-42,918	-50,900
Cash Flows from Operating Activities	97,751	109,691	137,054
II Cash Flows from Investing Activities			
Purchases of marketable securities	-4,000	-2,004	-5,000
Proceeds from sale of marketable securities	4,009	5,495	6,102
Purchases of properties	-82,162	-136,504	-199,182
Proceeds from sale of properties	3,076	20,340	24,194
Purchases of investment securities	-3,932	-7,498	-13,078
Proceeds from sales of investment securities	530	10,058	5,699
Cash received paid in conjunction with the purchases of consolidated subsidiaries	-8,273	-169,517	-8,273
Proceeds from conjunction with the purchases of consolidated subsidiaries		848	
Paymenrs for fixed leasehold deposits to lessors	-15,272	-13,741	-25,209
Collection of fixed leasehold deposits to lessors	16,324	16,664	36,899
Proceeds from lease deposits from lessees	12,669	14,866	19,132
Repayments of lease deposits from lessees	-6,707	-9,332	-12,958
Others	-961	-269	4,880
Cash Flows from Investing Activities	-84,698	-270,594	-166,793
III Cash Flows from Financing Activities			
Net increase (decrease) in short-term borrowings	2,579	43,388	24,009
Proceeds from long-term debt	86,528	140,409	146,846
Repayments of long-term debt	-72,840	-49,650	-115,933
Proceeds from Issue of bonds	58,223		68,265
Repayments of redemption of debenture	-2,725	-20,000	-22,830
Repayments of obligations under reorganization proceedings	-14,693	-345	-48,353
Proceeds from issuance of subsidiaries' stock to minority shareholders	543	522	909
Repurchases of subsidiaries' stock from minority sbareholders	-2,425	-42	-2,485
Dividends paid to shareholders	-8,698	-10,872	-8,698
Dividends paid to minority shareholders	-3,828	-5,190	-5,903
Others	-319	14,056	-42
Cash Flows from Financing Activities	42,343	112,274	35,785
IV Foreign currency translation adjustment on cash and cash equivalents	2,491	-877	4,974
V Net increase(decrease) in cash and cash equivalents	57,888	-49,506	11,020
VI Initial cash and cash equivalents	274,366	285,387	274,366
VII Net increase of initial cash and cash equivalents from alteration of consoildated limit		3,320	
VIII Closing balance of cash and cash equivalents	332,255	239,201	285,387

Balance Sheets <AEON>

(unit:millions of yen)

Item	This Interim Fiscal Year (August 20, 2005) Amount		Ratio	Previous Interim Fiscal Year (August 20, 2006) Amount		Ratio	Condensed Balance Sheet (February 20, 2006) Amount		Ratio
(Assets)			%			%			%
I Current Assets									
Cash on hand and in bank	97,919			53,318			76,400		
Notes receivable	350			372			405		
Accounts receivable	14,967			15,956			13,602		
Merchandise inventories	116,138			110,874			115,284		
Others	47,931			54,262			46,628		
Allowance for doubtful accounts	(178)			(200)			(214)		
Total Current Assets		277,128	25.2		234,584	19.7		252,106	23.1
II Fixed Assets									
Tangible Fixed Assets									
Buildings	227,576			235,082			235,245		
Land	83,131			89,154			86,894		
Others	56,678			58,510			57,230		
Total tangible fixed assets		367,386	33.4		382,747	32.1		378,370	43.6
Intangible Fixed Assets		21,211	1.9		16,633	1.4		18,801	1.7
Investments and other assets									
Investment securities	63,302			80,134			81,957		
Stock of subsidiaries and affiliates	137,868			278,528			148,836		
Fixed leasehold deposits to lessors	182,162			159,205			172,380		
Others	86,707			63,408			68,765		
Allowance for doubtful accounts	-35,225			-23,526			-28,807		
Total of investments and other assets		434,815	39.5		557,750	46.8		443,132	40.6
Total fixed assets		823,413	74.8		957,131	80.3		840,304	76.9
III Deferred Assets		386	0.0		128	0		257	0
Total of Assets		1,100,928	100.0		1,191,844	100.0		1,092,668	100.0
(Liabilities)									
I Current Liabilities									
Notes payable-trade	22,215			19,371			26,112		
Accounts payable-trade	159,277			160,776			150,546		
Short-term borrowings	5,000			700			8,400		
Curernt portion of long-term debt	1,836			26,385			16,058		
Current portion of bonds	40,000			20,000			20,000		
Commercial Paper				35,000					
Income taxes payable	1,353			12,717			8,232		
Deposits received	68,295			115,005			72,085		
Accrued bonuses	7,120			7,539			4,474		
Provision for store closing expenses	2,235			3,242			3,782		
Others	122,869			115,780			104,865		
Total current liabilities		430,203	39.1		516,519	43.3		414,558	37.9
II Fixed Liabilities									
Bonds	80,000			60,000			80,000		
Long-term debt	82,021			76,747			66,769		
Reserves for retirement grants	6,570			9,877			8,194		
Reserves for retirement grants for retiring directors and corporate auditors									
Provision for loss of investments	3,290			6,665			4,612		
Provision for store closing expenses	1,485			418			399		
Provision for contingent liabilities	1,982			1,975			2,160		
Lease deposits from lessees	91,874			92,353			88,620		
Others	2,735			1,976			2,290		
Total Fixed Liabilities		269,959	24.5		250,014	21.0		253,046	23.2
Total of Liabilities		700,163	63.6		766,534	64.3		667,604	61.1

Item	This Interim Fiscal Year (August 20, 2005)			Previous Interim Fiscal Year (August 20, 2006)			Condensed Balance Sheet (February 20, 2006)		
	Amount		Ratio	Amount		Ratio	Amount		Ratio
(Shareholders` Equity)			%			%			%
I Common stock		101,798	9.3					101,798	9.3
II Capital surplus									
Additional paid-in capital	167,707						167,707		
Other capital surplus	2						3		
Total capital surplus		167,710	15.2					167,710	15.4
III Retained earnings									
Legal reserve	11,770						11,770		
Voluntary reserves	109,152						109,152		
Unappropriated retained earnings	-2,742						11,723		
Total retained earnings		118,179	10.7					132,645	12.1
IV Unrealized gain on available-for-sale securities		13,832	1.3					23,673	2.2
V Treasury stock		-755	(0.1)					-763	(0.1)
Total of Shareholders` equity		400,765	36.4					425,064	38.9
Total of Shareholders`Liabilities and Equity		1,100,928	100.0					1,092,668	100.0
I Shareholders' equity									
1 Common stock				101,798	9				
2 Capital surplus									
Additional paid-in capital				167,707					
Other capital surplus				3					
Total capital surplus					167,711	14.1			
3 Retained earnings									
Legal reserve				1,170					
Other retained earnings				123,260					
Total retained earnings					135,030	11.3			
4 Treasury stock					(768)	0.0			
Total Sharehoders ' equity					403,771	33.9			
II Assessment and Reduction's balance									
Balance of Market Securities' Assessment					21,538				
Total of Assessment and Reduction's balance					21,538	1.8			
Total of equity					425,309	35.7			
Total of Liabilities and Equity					1,191,844	100			

PROFIT AND LOSS STATEMENTS <AEON>

(unit:millions of yen)

Item	This Interim Fiscal Year (February 21,2005 August 20, 2005)			Previous Interim Fiscal Year (February 21, 2006 August 20, 2006)			Condensed Profit and Loss Statement of Previous Fiscal Year February 21, 2005 February 20, 2006		
	Amount		Ratio	Amount		Ratio	Amount		Ratio
			%			%			%
I Net sales		870,742	100.0		892,395	100.0		1,785,379	100.0
II Cost of sales		649,018	74.5		659,815	73.9		1,320,770	74.0
Gross profit on sales		221,723	25.5		232,580	26.1		464,608	26.0
III Rental and other revenues		51,443	5.9		58,029	6.5		107,530	6.0
Gross profit		273,167	31.4		290,609	32.6		572,139	32.0
IV Selling, general and adininistrative expenses		269,886	31.0		281,997	31.6		547,842	30.6
Operating income		3,280	0.4		8,612	1.0		24,297	1.4
V Non-operating income		9,820	1.1		9,565	1.0		13,842	0.7
VI Non-operating expenses		3,182	0.4		2,979	0.3		7,021	0.4
Recurring profit		9,918	1.1		15,197	1.7		31,117	1.7
VII Special profit		6,123	0.7		29,185	3.3		11,552	0.7
VIII Special loss		33,203	3.8		23,389	2.6		37,236	2.1
Income before income taxes		-17,162	(2.0)		20,993	2.4		5,433	0.3
Current income tax	772			11,071			6,813		
Deferred income tax	-5,752	-4,979	(0.6)	-3,335	7,736	0.9	-3,662	3,150	0.2
Net (loss) income		-12,183	(1.4)		13,257	1.5		2,282	0.1
Unappropriated retained earnings at beginning of the period		9,440						9,440	
Unappropriated retained earnings at end of the period		-2,742						11,723	

Balance Sheets <AEON>

(unit:millions of yen)

Item	This Interim Fiscal Year (August 20, 2005) Amount		Ratio	Previous Interim Fiscal Year (August 20, 2006) Amount		Ratio	Condensed Balance Sheet (February 20, 2006) Amount		Ratio
(Assets)			%			%			%
I Current Assets									
Cash on hand and in bank	97,919			53,318			76,400		
Notes receivable	350			372			405		
Accounts receivable	14,967			15,956			13,602		
Merchandise inventories	116,138			110,874			115,284		
Others	47,931			54,262			46,628		
Allowance for doubtful accounts	(178)			(200)			(214)		
Total Current Assets		277,128	25.2		234,584	19.7		252,106	23.1
II Fixed Assets									
Tangible Fixed Assets									
Buildings	227,576			235,082			235,245		
Land	83,131			89,154			86,894		
Others	56,678			58,510			57,230		
Total tangible fixed assets		367,386	33.4		382,747	32.1		378,370	43.6
Intangible Fixed Assets		21,211	1.9		16,633	1.4		18,801	1.7
Investments and other assets									
Investment securities	63,302			80,134			81,957		
Stock of subsidiaries and affiliates	137,868			278,528			148,836		
Fixed leasehold deposits to lessors	182,162			159,205			172,380		
Others	86,707			63,408			68,765		
Allowance for doubtful accounts	-35,225			-23,526			-28,807		
Total of investments and other assets		434,815	39.5		557,750	46.8		443,132	40.6
Total fixed assets		823,413	74.8		957,131	80.3		840,304	76.9
III Deferred Assets		386	0.0		128	0		257	0
Total of Assets		1,100,928	100.0		1,191,844	100.0		1,092,668	100.0
(Liabilities)									
I Current Liabilities									
Notes payable-trade	22,215			19,371			26,112		
Accounts payable-trade	159,277			160,776			150,546		
Short-term borrowings	5,000			700			8,400		
Curernt portion of long-term debt	1,836			26,385			16,058		
Current portion of bonds	40,000			20,000			20,000		
Commercial Paper				35,000					
Income taxes payable	1,353			12,717			8,232		
Deposits received	68,295			115,005			72,085		
Accrued bonuses	7,120			7,539			4,474		
Provision for store closing expenses	2,235			3,242			3,782		
Others	122,869			115,780			104,865		
Total current liabilities		430,203	39.1		516,519	43.3		414,558	37.9
II Fixed Liabilities									
Bonds	80,000			60,000			80,000		
Long-term debt	82,021			76,747			66,769		
Reserves for retirement grants	6,570			9,877			8,194		
Reserves for retirement grants for retiring directors and corporate auditors									
Provision for loss of investments	3,290			6,665			4,612		
Provision for store closing expenses	1,485			418			399		
Provision for contingent liabilities	1,982			1,975			2,160		
Lease deposits from lessees	91,874			92,353			88,620		
Others	2,735			1,976			2,290		
Total Fixed Liabilities		269,959	24.5		250,014	21.0		253,046	23.2
Total of Liabilities		700,163	63.6		766,534	64.3		667,604	61.1

Item	This Interim Fiscal Year (August 20, 2005)			Previous Interim Fiscal Year (August 20, 2006)			Condensed Balance Sheet (February 20, 2006)		
	Amount		Ratio	Amount		Ratio	Amount		Ratio
(Shareholders` Equity)			%			%			%
I Common stock		101,798	9.3					101,798	9.3
II Capital surplus									
Additional paid-in capital	167,707						167,707		
Other capital surplus	2						3		
Total capital surplus		167,710	15.2					167,710	15.4
III Retained earnings									
Legal reserve	11,770						11,770		
Voluntary reserves	109,152						109,152		
Unappropriated retained earnings	-2,742						11,723		
Total retained earnings		118,179	10.7					132,645	12.1
IV Unrealized gain on available-for-sale securities		13,832	1.3					23,673	2.2
V Treasury stock		-755	(0.1)					-763	(0.1)
Total of Shareholders` equity		400,765	36.4					425,064	38.9
Total of Shareholders`Liabilities and Equity		1,100,928	100.0					1,092,668	100.0
I Shareholders' equity									
1 Common stock				101,798	9				
2 Capital surplus									
Additional paid-in capital				167,707					
Other capital surplus				3					
Total capital surplus					167,711	14.1			
3 Retained earnings									
Legal reserve				1,170					
Other retained earnings				123,260					
Total retained earnings					135,030	11.3			
4 Treasury stock					(768)	0.0			
Total Sharehoders ' equity					403,771	33.9			
II Assessment and Reduction's balance									
Balance of Market Securities' Assessment					21,538				
Total of Assessment and Reduction's balance					21,538	1.8			
Total of equity					425,309	35.7			
Total of Liabilities and Equity					1,191,844	100			

PROFIT AND LOSS STATEMENTS <AEON>

(unit:millions of yen)

Item	This Interim Fiscal Year (February 21,2005 – August 20, 2005) Amount		Ratio	Previous Interim Fiscal Year (February 21, 2006 – August 20, 2006) Amount		Ratio	Condensed Profit and Loss Statement of Previous Fiscal Year (February 21, 2005 – February 20, 2006) Amount		Ratio
			%			%			%
I Net sales		870,742	100.0		892,395	100.0		1,785,379	100.0
II Cost of sales		649,018	74.5		659,815	73.9		1,320,770	74.0
Gross profit on sales		221,723	25.5		232,580	26.1		464,608	26.0
III Rental and other revenues		51,443	5.9		58,029	6.5		107,530	6.0
Gross profit		273,167	31.4		290,609	32.6		572,139	32.0
IV Selling, general and adininistrative expenses		269,886	31.0		281,997	31.6		547,842	30.6
Operating income		3,280	0.4		8,612	1.0		24,297	1.4
V Non-operating income		9,820	1.1		9,565	1.0		13,842	0.7
VI Non-operating expenses		3,182	0.4		2,979	0.3		7,021	0.4
Recurring profit		9,918	1.1		15,197	1.7		31,117	1.7
VII Special profit		6,123	0.7		29,185	3.3		11,552	0.7
VIII Special loss		33,203	3.8		23,389	2.6		37,236	2.1
Income before income taxes		-17,162	(2.0)		20,993	2.4		5,433	0.3
Current income tax	772			11,071			6,813		
Deferred income tax	-5,752	-4,979	(0.6)	-3,335	7,736	0.9	-3,662	3,150	0.2
Net (loss) income		-12,183	(1.4)		13,257	1.5		2,282	0.1
Unappropriated retained earnings at beginning of the period		9,440						9,440	
Unappropriated retained earnings at end of the period		-2,742						11,723	

July 31, 2006

To Whom It May Concern:

Company Name: Belc Corporation
Representative: Isao Harashima, President
(Code Number: 9974 JASDAQ)

Company Name: Aeon Co., Ltd.
Representative: Motoya Okada, President
(Code Number: 8267
Tokyo Stock Exchange First Section)

Notice Concerning Business and Capital Alliance

Belc Corporation and Aeon Co., Ltd. hereby announce that we have reached agreement to form a business and capital alliance in the food supermarket business as follows:

1. Outline of Business & Capital Alliance

(1) Business Alliance

"Alliance Promotion Committee (tentative name)" to be set up by Belc and Aeon will discuss and execute the following major actions, among other things, in the food supermarket business in the Kanto region:

1) Mutual provisions of merchandise (mutual provision of PB products, joint procurement of national brand products, etc.)

2) Sales promotions (joint use of credit cards, joint procurement of promotional materials, etc.)

3) Development (joint use of store development and real estate information in the Kanto region)

(2) Capital Alliance

1) Along with the above business alliance, Aeon will acquire 10% of the total outstanding shares in Belc in an approximately one month period. The method of acquisition will be a third-party allotment of shares from Belc to Aeon.

2) Within a year, Aeon will increase its equity stake in Belc to 15%.

(3) Personnel Exchange

1) Belc will appoint a director from Aeon on a resolution of its regular general shareholders' meeting scheduled to be convened in May 2007.

2) Exchange of employees necessary for promoting the business alliance will be arranged between the two companies.

ÆON

NEWS RELEASE

September 20, 2006
Aeon Co., Ltd.

To Whom It May Concern:

Notice Concerning the Issue of Hybrid Security (Subordinated Bond Type) — First as an operational company in Japan

Aeon Co., Ltd. wishes to announce that on September 20, 2006, its President, Motoya Okada decided to issue first and second unsecured subordinated bonds (with interest deferral and advanced redemption clauses) for qualified institutional investors only.
The details are as follows:

1. The purpose of issuing the bonds

   Aeon Co., Ltd. is driving balanced growth through both organic growth and alliance strategy. As a part of our efforts to push forward organic growth, we are promoting our Shopping Center Strategy, which includes our mall style regional shopping centers and neighborhood shopping centers. At the same time, we are promoting new businesses and service provisions through tie-ups with a variety of companies that possess superb know-how and thereby boosting synergy with our group companies. In order to support these strategies, we intend to further reinforce our financial foundation and the proceeds from the bond issues will be used to convert our existing short-term borrowings to long-term borrowings. We believe that this move will also contribute to improving our financial soundness.

2. Characteristics of the bonds

   The bonds to be issued this time are debt which also have the characteristics of equity to a certain extent (hereafter a security that combines the characteristics of debt and of equity shall be referred to as "Hybrid Security"). Rating Agencies certify the equity element of the hybrid securities. The bonds to be issued this time by Aeon are certified as the equivalent of "Class 3 (approximately 50% equity)" by Rating & Investment Information, Inc. In the Western bond markets, an increasing number of hybrid securities with equity elements certified by rating agencies are being issued. Aeon is the first operational company in Japan to issue hybrid securities of the subordinate bond type in the domestic market.

   The characteristics of these bonds are (1) that the redemption period is quite long (50 years) (as set forth below, the bonds are redeemable before maturity); (2) that the repayment order for these bonds are subordinated to all other general creditors; (3) that interest payments on these bonds may be deferred; and (4) that under certain conditions, the source funds for interest payment on these bonds may be restricted. As you can see, the bonds possess certain characteristics similar to those of equities.

3. Summary of the bonds

Name of security	Aeon Co., Ltd. First Unsecured Subordinated Bonds (with interest deferral and advanced redemption clauses) (For qualified institutional investors only)
Issuer	Aeon Co., Ltd.
Rating	A— (Rating & Investment Information, Inc.)
Total issue amount	¥4.5 billion
Interest rates	(1) 3.25% per annum: From the following date of payment date to September 29, 2016 (2) 6-month Euroyen LIBOR +2.4%: From September 30, 2016 and onwards
Payment amount	¥100 per face value of ¥100
Payment date	September 29, 2006
Redemption date	September 29, 2056
Redemption before maturity	The bonds are redeemable on September 29, 2011 or on each interest payment date thereafter, or in case the bonds become considerably disadvantageous due to changes in the tax law and the Company cannot resolve the situation even after reasonable efforts.
Deferral of interest payments at issuer's option	The issuer may defer interest payments for a maximum of ten years when any of the following conditions arises: (1) Aeon's EBITDA margin (sum of operating profits and depreciation expense divided by operating revenue; all items on a consolidate basis) were below 4.5% for the most recent consecutive two halves. (2) Aeon's debt ratio (Interest-bearing debts divided by sum of interest-bearing debts and equity; all items on a consolidated basis) exceeded 65% for the most recent consecutive two halves. (3) When Aeon decides not to pay dividends out of retained earnings on its ordinary shares.
Restrictions on source of interest payments	Should Aeon's financial condition deteriorate to certain level (for example, Aeon's EBITDA margin decreases below 4% for the most recent consecutive two halves and its debt ratio exceeds 70.0% for the most recent consecutive two halves), the source of interest payments on these bonds will be limited to funds to be procured through the issue of new shares, etc. This, however, does not mean that Aeon is obliged to issue new shares under such conditions.
Subordination clause	In the event of bankruptcy, corporate rehabilitation, civil rehabilitation, or other similar events, or bankruptcy proceedings under laws other than Japanese law, the repayment of the bonds to the holders will be subordinated to all other general creditors.
Restrictions on refinancing	Upon redemption before maturity, purchasing redemption, and redemption at maturity, funds will be procured through a means in which the percentage of the equity element is equivalent to or higher than these bonds.
Suspension of dividend payment	While interest payments on these bonds are deferred at the option of the issuer or interests for which the source of interest payments is restricted to funds to be procured through the issue of new shares exist, Aeon will not pay dividends out of retained earnings or buyback shares.
Use of proceeds	The proceeds from the issue of these bonds will be used to repay existing short-term borrowings.
Type of issuance	Private placement (The Tokyo Branch of Goldman Sachs (Japan), Ltd. and Mizuho Securities, Co., Ltd. will undertake private placement of these bonds to qualified institutional investors.)

Name of security	Aeon Co., Ltd. Second Unsecured Subordinated Bonds (with interest payment deferral and advanced redemption clauses) (For qualified institutional investors only)
Issuer	Aeon Co., Ltd.
Rating	A— (Rating & Investment Information, Inc.)
Total issue amount	¥26.5 billion
Interest rates	(1) 6-month Euroyen LIBOR +1.4%: From the following date of payment date to September 29, 2016 (2) 6-month Euroyen LIBOR +2.4%: From September 29, 2016 and onwards
Payment amount	¥100 per face value of ¥100
Payment date	September 29, 2006
Redemption date	September 29, 2056
Redemption before maturity	The bonds are redeemable on September 29, 2011 or on each interest payment date thereafter, or in case the bonds become considerably disadvantageous due to changes in the tax law and the Company cannot resolve the situation even after reasonable efforts.
Deferral of interest payments at issuer's option	The issuer may defer interest payments for a maximum of ten years when any of the following conditions arises: (1) Aeon's EBITDA margin (sum of operating profits and depreciation expense divided by operating revenue; all items on a consolidate basis) were below 4.5% for the most recent consecutive two halves. (2) Aeon's debt ratio (Interest-bearing debts divided by sum of interest-bearing debts and equity; all items on a consolidated basis) exceeded 65% for the most recent consecutive two halves. (3) When Aeon decides not to pay dividends out of retained earnings on its ordinary shares.
Restrictions on source of interest payments	Should Aeon's financial condition deteriorate to certain level (for example, Aeon's EBITDA margin decreases below 4% for the most recent consecutive two halves and its debt ratio exceeds 70.0% for the most recent consecutive two halves), the source of interest payments on these bonds will be limited to funds to be procured through the issue of new shares, etc. This, however, does not mean that Aeon is obliged to issue new shares under such conditions.
Subordination clause	In the event of bankruptcy, corporate rehabilitation, civil rehabilitation, or other similar events, or bankruptcy proceedings under laws other than Japanese law, the repayment of the bonds to the holders will be subordinated to all other general creditors.
Restrictions on refinancing	Upon redemption before maturity, purchasing redemption, and redemption at maturity, funds will be procured through a means in which the percentage of the equity element is equivalent to or higher than these bonds.
Suspension of dividend payment	While interest payments on these bonds are deferred at the option of the issuer or interests for which the source of interest payments is restricted to funds to be procured through the issue of new shares exist, Aeon will not pay dividends out of retained earnings or buyback shares.
Use of proceeds	The proceeds from the issue of these bonds will be used to repay existing short-term borrowings.
Type of issuance	Private placement (The Tokyo Branch of Goldman Sachs (Japan), Ltd. and Mizuho Securities, Co., Ltd. will undertake private placement of these bonds to qualified institutional investors.)

AEON

日本郵政公社 JAPAN POST

To whom it may concern:

September 25, 2006
AEON Co., Ltd.
Japan Post

Agreement on Comprehensive Collaboration Between AEON and Japan Post

To improve convenience for customers across the country and contributions to local communities, AEON Co., Ltd. and Japan Post have agreed on this day that AEON Co., Ltd. and its affiliates (hereafter collectively referred to as "AEON") and Japan Post will carry out activities in collaboration with each other with the aim of further improving customer satisfaction.

For the time being, the following activities will be performed.

1. AEON Co., Ltd. and Japan Post will mutually utilize the other party's social infrastructure and network infrastructure in an efficient manner to offer services of better quality and various options to customers. For this purpose, both parties will study how to handle the other party's commodities and services at their stores, including AEON's shopping centers.

2. As AEON highly evaluates the quality of Japan Post's "Yu-Pack" parcel post service, AEON will begin to utilize the "Yu-Pack" parcel post service for year-end gifts handled at AEON's gift centers in 2006.

   AEON will gradually increase the number of stores where the "Yu-Pack" parcel post service is utilized for delivering their commodities in the future.

3. As before, post offices of Japan Post will continue to accept applications for delivery of AEON's gift commodities in and after the year-end gift season of 2006. AEON's stores will sell Japan Post's 2007 New Year's cards. Thus, both parties will increase their cooperative relationship further.

September 26, 2006

AEON Co., Ltd.

To whom it may concern:

Estimated Interim Financial Results and Occurrence of Extraordinary Gain and Loss

1. Estimated Consolidated Interim Financial Results

(1) The financial results for the first half (from February 21, 2006 to August 20, 2006) of the financial year ending in February 2007, which are estimated in consideration of trends etc. in recent performance, are as follows.

<Estimated consolidated financial results for the first half>
(from February 21, 2006 to August 20, 2006) (Units: millions of yen)

	Operating revenue	Operating profit	Ordinary profit	Net profit
Estimated financial results for the first half of the current financial year (A)	2,345,000	82,000	84,000	23,000
Actual financial results for the first half of the previous financial year (B)	2,147,422	69,102	73,102	(20,267)
Change (A–B)	197,578	12,898	10,898	43,267
Rate of change	9.2%	18.7%	14.9%	–

Actual financial results for the previous financial year (ending in February 2006)	4,430,285	166,105	175,989	28,932

(2) Factors, which have improved the estimated financial results for the first half of the current financial year as compared with the actual financial results for the first half of the previous financial year, are as follows.

In the first half under review, sales at existing stores of AEON Co., Ltd. exceeded by 100% those of the corresponding period of the previous year, the gross profit margin increased significantly, and a large net profit was realized. Sales at general merchandizing stores (GMSs) and supermarkets (SMs) remained favorable in general because they could demonstrate synergies and made special efforts for local markets. Although sales at certain specialty shops and convenience stores decreased mainly due to unfavorable weather, consolidated sales for these segments are estimated to improve to the level of the annual forecast since sales in the service and developer segments continued to be firm. Partly due to the contributions of DIAMOND CITY Co., Ltd., SUNDAY HOME CENTER and ORIGIN TOSHU Co., Ltd., which became consolidated subsidiaries with effect from the first half of the current financial year, operating revenue and operating profit for the first half under review are estimated to have increased by 9.2% and 18.7%, respectively, over the corresponding period in the previous year.

2. Occurrence of Extraordinary Gain and Loss

The extraordinary gain on sale of securities, etc. stood at ¥11.0 billion. The extraordinary loss, including depletion and provision for loss from closure of stores, totaled ¥33.0 billion. As a result, the net profit for the first half under review is estimated to stand at ¥23.0 billion.

3. Estimated Consolidated Full-Year Financial Results

Because current business performances are showing a favorable trend, the estimated consolidated full-year financial results remain unchanged from the level which was amended to reflect the estimated business performances of the new consolidated subsidiaries when the financial results for the first quarter were announced on July 5, 2006.

* Above estimates are made based on information available on the day of publication of this material. Therefore, actual performances may change from estimated figures due to various factors.

ÆON

NEWS RELEASE

October 4, 2006
AEON Co., Ltd.

Issuance of New Share Subscription Rights by Third-Party Allocation

AEON Co., Ltd. announced that it would issue new share subscription rights (hereinafter referred to as "these Subscription Rights") through third-party allocation according to the decision of president Motoya Okada on October 4, 2006. Details are as follows.

I. Purpose of Issuance of these Subscription Rights

As described in its news release "Announcement on Issuance of Hybrid Bonds in Form of Subordinated Bonds (First Issuance of this Type of Bond by Nonfinancial Company in Japanese Market)," dated September 20, 2006, AEON Co., Ltd. issued its first and second deferred interest, callable (subordinated), unsecured bonds (exclusive to qualified institutional investors) (hereinafter referred to as these "Bonds"). Provisions for limiting fund sources for interest payments have been attached to these Bonds when, for instance, the Company's financial condition deteriorates to a certain degree, thereby limiting methods of raising funds to pay interest on these Bonds to such means as new share issuance.

The Company considers it in the interests of holders of these Bonds to determine specific measures at this point, including new share issuance, in case of a contravention of the aforementioned provisions relating to interest payment. Thus, the Company decided to issue these Subscription Rights to respond to such fund demand or any other possible similar circumstances according to the following scheme, under which the Company will be able to secure a certain degree of control over the exercise of these Subscription Rights.

Even when the Company is not in contravention of the aforementioned provisions for limiting fund sources for interest payments, there is the possibility that these Subscription Rights may be exercised and thus funds raised may be used to pay interest on these Bonds at the Company's discretion.

II. Outline of Issuance Scheme of these Subscription Rights

AEON Co., Ltd. will issue and allocate all of these Subscription Rights to Shinko Securities Co., Ltd. (hereinafter referred to as the "Allottee") by the third-party allocation method. When all of these rights are exercised, the total amount of funds raised over 10 years will be about ¥10.2 billion. With regard to the exercise of these rights, the Allottee shall exercise these Subscription Rights only during each Exercise Period stipulated by contract, which is twice a year (10 trading days starting from the second Monday in June and the second Monday in December every year; however, the period may be extended until the second Friday of September and the second Friday of March in the following year, respectively, on certain conditions). In principle, 51 rights shall be exercised during each period.

The Allottee will promise the Company not to exercise these Subscription Rights outside the periods described above and not to exercise them in excess of the number given above, unless the Company gives the Allottee particular notification or consent. The number of rights that can be exercised in each Exercise Period will be set with the limited objective of raising funds corresponding to semiannual interest on these Bonds. Furthermore, the Company will be able to acquire these Subscription Rights by giving advance notice to the Allottee, in accordance with the Company Law and the procedures for issuance of these Subscription Rights provided below, and subject to restrictions over a certain period based on the contract between the Company and the Allottee. This will allow the Company to respond flexibly according to its funding requirements. In consideration of the aforementioned restrictions associated with the exercise of these Subscription Rights by the Allottee and its obligation to exercise, the Company will pay the Allottee an appropriate amount of commitment fee.

When the exercise of these Subscription Rights is completed in every Exercise Period, the Company will announce to that effect in its press release.

III. Procedures for Issuance of these Subscription Rights

1. Name of these Subscription Rights

   AEON Co., Ltd. Second New Share Subscription Rights (hereinafter referred to as "these Subscription Rights")

2. Total amount to be paid in for these Subscription Rights

   ¥321,300,000

3. Subscription date

   October 19, 2006

4. Date of allocation of and payment for these Subscription Rights

   October 20, 2006

5. Type and number of shares covered by these Subscription Rights

   The type of shares covered by these Subscription Rights shall be common shares of the Company. The number of common shares to be delivered by the Company by the exercise of one Subscription Right (hereinafter referred to as "Number of Allotted Shares") shall be calculated by dividing ¥10,000,000 by the Exercise Price (defined in Item 9, (2)), with fractions less than 1 share being rounded down. The total number of the Company's common shares to be delivered shall be calculated by multiplying the Number of Allotted Shares by the total number of these Subscription Rights.

6. Total number of these Subscription Rights 1,020

7. Amount to be paid in for these Subscription Rights

   ¥315,000 per right

8. Certificate of these Subscription Rights

   No certificate shall be issued for these Subscription Rights.

9. Value of assets to be contributed for exercise of these Subscription Rights

   (1) The value of assets per right to be contributed for the exercise of these Subscription Rights shall be calculated by multiplying the exercise price (when the exercise price is revised or adjusted pursuant to Item 10 or 11 below, the revised or adjusted price) by the Number of Allotted Shares, with fractions less than ¥1 being rounded down.

   (2) The amount to be paid in for shares to be delivered by the Company by the exercise of these Subscription Rights (hereinafter referred to as "Exercise Price") shall initially be ¥3,196 per share. However, the Exercise Price may be revised or adjusted pursuant to the provisions of Item 10 or 11.

10. Revision of Exercise Price

    On and after November 6, 2006, the Exercise Price shall be revised to the amount corresponding to 97.5% of the volume weighted average price (this value shall be calculated down to the second decimal place, and the second decimal place shall be rounded down; hereinafter referred to as "Revised Exercise Price") in the three successive trading days up to the day before (inclusive) the effective date of exercise of these Subscription Rights stipulated in Item 17, (3) (hereinafter referred to as "Revision Date") (excluding days on which the volume weighted average price of the Company's common shares (hereinafter referred to as "Volume Weighted Average Price") in regular trading on the Tokyo Stock Exchange is not calculated, if the day before the Revision Date is not a trading day, the period shall be the three successive trading days on which the Volume Weighted Average Price is calculated up to the day immediately before the Revision Date; hereinafter referred to as "Market Value Calculation Period"). Should any reason arise for adjusting the Exercise Price within the Market Value Calculation Period as stipulated in Item 11, the Revised Exercise Price shall be adjusted and changed to the value that the Company considers appropriate in line with these procedures. However, if, as a result of this calculation, the Revised Exercise Price is lower than the amount corresponding to 50%, with the amount less than ¥1 being rounded up, of the closing price (including the quoted price; the same applies in this item) (if no closing price is recorded on that day, the closing price on the day immediately before the day) in regular trading of the Company's common shares on the Tokyo Stock Exchange on the trading day immediately before the date of allocation of these Subscription Rights (hereinafter referred to as "Minimum Exercise Price," provided that it is subject to adjustment as stipulated in Item 11), the Revised Exercise Price shall be the Minimum Exercise Price.

11. Adjustment of Exercise Price

(1) After the date of allocation of these Subscription Rights, if the number of the Company's outstanding shares changes or there is the possibility that the number may change for any one of the reasons described in (2) below, the Exercise Price shall be adjusted according to the following formula (hereinafter referred to as "Exercise Price Adjustment Formula").

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of new shares/shares disposed of} \times \text{Paid-in amount per share}}{\text{Market value}}}{\text{Number of outstanding shares} + \text{Number of new shares/shares disposed of}}$$

(2) Adjustment of the Exercise Price using the Exercise Price Adjustment Formula and the time of application of the Exercise Price after adjustment shall be pursuant to the following rules.

1) When inviting those who subscribe for the Company's common shares to be issued at a paid-in price lower than the market value stipulated in (3), 2) below or those who purchase the Company's treasury common shares to be disposed of

The Exercise Price after adjustment shall begin to be applied on the day following the payment date or the last day of the payment period. When granting shareholders the rights to be allocated shares at the time of offering, the Exercise Price after adjustment shall be applied on and after the day following the base date on which shareholders to whom the said rights are granted are determined.

2) When conducting a stock split or gratis issue of common shares of the Company (hereinafter collectively referred to as "Stock Splits, etc.")

The Exercise Price after adjustment shall be applied on and after the day following the base date (when there is no base date, the effective date) on which shareholders who acquire shares due to Stock Splits, etc. are determined.

3) When issuing or disposing of the following (including gratis allocation): certificates (rights) acquired in exchange for delivery of the Company's common shares or certificates (rights) exchangeable for such shares at a price lower than the market value stipulated in (3), 2) in this item; certificates (rights) acquired in exchange for subscription rights by which the Company's common shares can be delivered or certificates (rights) exchangeable for such rights; or subscription rights by the exercise of which the Company's common shares can be delivered (including those attached to corporate bonds with equity warrants)

The Exercise Price after adjustment shall be calculated using the Exercise Price Adjustment Formula, assuming that all certificates (rights) acquired in exchange for certificates (rights) issued or disposed of or all subscription rights (including certificates (rights) acquired in exchange for delivery of subscription rights, or subscription rights for delivery with regard to certificates (rights) exchangeable for such rights) are acquired or exercised at the initial Exercise Price. The Exercise Price after adjustment shall be applied on and after the day following the payment date or the last day of the payment period (for gratis allocation, the effective date) of the certificates (rights) or subscription rights concerned. When the rights to receive allocations are given to shareholders at the time of offering, the Exercise Price after adjustment shall be applied on and after the day following the base date on which shareholders to whom the rights are given are determined (when there is no base date, the effective date).

(3) 1) Calculations using the Exercise Price Adjustment Formula shall be made down to the second decimal place, and the second decimal place shall be rounded down.

2) The market value used in the Exercise Price Adjustment Formula shall be the average value of closing prices (including the quoted price) of the Company's common shares in regular trading on the Tokyo Stock Exchange on 30 trading days beginning from the 45th trading day prior to the date on which the Exercise Price after adjustment is applied (excluding the number of days on which no closing price (including the quoted price) is recorded).

The average price shall be calculated down to the second decimal place, and the second decimal place shall be rounded down.

3) When the rights to receive share allocations are given to shareholders at the time of offering, the number of outstanding shares used in the Exercise Price Adjustment Formula shall be calculated by subtracting the number of the Company's treasury common shares from the number of the Company's

outstanding shares both as of the base date on which said rights are granted to shareholders. In other cases, the number of outstanding shares used in the Exercise Price Adjustment Formula shall be calculated by subtracting the number of the Company's treasury common shares from the number of the Company's outstanding shares both as of one month before the date on which the Exercise Price after adjustment begins to be applied. Meanwhile, if the Company conducts a split of its common shares, the number of new shares or the number of shares disposed of used in the Exercise Price Adjustment Formula shall not include the number of common shares allocated to the Company's treasury common shares as of the base date.

4) When the difference between the Exercise Price after adjustment calculated according to the Exercise Price Adjustment Formula and the Exercise Price before adjustment is less than ¥1, no adjustment to the Exercise Price shall be made. However, in the event that any reason requiring adjustment to the Exercise Price arises later, the amount gained by subtracting the said difference from the Exercise Price before adjustment shall be used instead of the Exercise Price before adjustment in the formula.

(4) In addition to cases described in (2) in this item, the Company shall adjust the Exercise Price as necessary in the following cases.

1) When the Exercise Price needs adjustment due to a reverse stock split, merger, company spin-off, or equity swap

2) Other than the cases provided in 1) above, when the Exercise Price needs adjustment due to circumstances that cause or may cause a change in the number of outstanding common shares of the Company

3) When two or more causes needing adjustment to the Exercise Price arise successively and, to calculate the Exercise Price after adjustment on the basis of one cause, it is necessary to take into account the potential influence of the other cause(s) on the market value that should be used in the calculation

(5) When the Exercise Price is revised or adjusted pursuant to the provisions of Item 10 or (1) to (4) in this item, the Company shall notify in advance the holders of these Subscription Rights (hereinafter referred to as "Subscription Right Holders") in writing of the fact, the reason for the change, the Exercise Price before revision or adjustment, the Exercise Price after revision or adjustment, the day on which the Exercise Price after revision or adjustment is applied, and other necessary matters. However, if it is not possible to give the aforementioned notification by the day before the application day, the Company shall do so as early as possible on or after that date.

12. Period in which these Subscription Rights can be exercised

The period in which these Subscription Rights can be exercised (hereinafter referred to as "Exercise Period") shall be from October 23, 2006 to the bank closing time on October 20, 2016 (when the Company acquires all or a portion of these Subscription Rights according to each paragraph of Item 14, the Exercise Period for the relevant Subscription Rights shall end on the bank business day before the acquisition date set by the Company's president). However, when the last day of the Exercise Period falls on a bank holiday, the bank business day before that day shall be the last day of the Exercise Period.

13. Conditions for exercising these Subscription Rights

Each of these Subscription Rights cannot be exercised partially.

14. Conditions for acquiring these Subscription Rights

(1) The Company may acquire the whole, or a portion that shall be set by the Company's president separately, of the remainder of these Subscription Rights at ¥315,000 per right on or after the day following the date of allocation of these Subscription Rights pursuant to the provisions of Article 273, Item 2 of the Company Law (when acquiring a portion of the remainder, Article 273, Item 2, and Article 274, Item 3, of the same law) and after giving notice at least 2 weeks prior to the acquisition date, which shall be determined by the president. When a portion of the remainder is acquired, the president shall determine the portion by lottery or any other reasonable method.

(2) In the event that a merger contract by which the Company will cease to exist is approved at a general meeting of shareholders of the Company, or a stock swap or transfer plan under which the Company will

become a wholly-owned subsidiary of another company is approved at a general meeting of shareholders (if approval at a general meeting of shareholder is unnecessary, approved by the president), the Company may acquire the whole of the remainder of these Subscription Rights at ¥315,000 per right on the acquisition date determined by the president after giving notice at least 2 weeks prior to the acquisition date pursuant to the provisions of Article 273, Item 2 of the Company Law.

15. Matters concerning capital and capital reserve to be increased when shares are issued by exercise of these Subscription Rights

(1) The amount of capital to be increased upon the issuance of shares by the exercise of these Subscription Rights shall be one-half of the maximum limit for the increase in capital, etc. computed in accordance with Article 40, Item 1 of the Company Calculation Regulations, and any fractions of ¥1 arising from calculation shall be rounded up.

(2) The amount of capital reserve to be increased upon the issuance of shares by the exercise of these Subscription Rights shall be calculated by subtracting the amount of capital to be increased as stipulated in the preceding paragraph from the maximum limit for the increase in capital, etc. as referred to in the same paragraph.

16. Restrictions on acquisition of these Subscription Rights by transfer

The acquisition of these Subscription Rights by way of transfer shall require approval at a meeting of the Board of Directors of the Company.

17. Method of exercising these Subscription Rights

(1) To exercise these Subscription Rights, the rights-holder must enter matters relating to exercise of these Subscription Rights, the number of rights to be exercised, the proposed date of exercise and other relevant matters on the exercise request form provided by the Company. Upon signing and sealing it, the rights-holder must submit the completed form to the section accepting exercise requests stipulated in Item 22 during the Exercise Period specified in Item 12.

(2) To exercise these Subscription Rights, in addition to submitting the aforementioned exercise request form, the rights-holders shall pay in cash the whole amount of the value of assets to be contributed at the time of exercising these Subscription Rights into the account specified by the Company at the payment handling place prescribed in Item 23.

(3) The exercise of these Subscription Rights shall become effective when all the necessary documents are delivered to the section accepting exercise requests specified in Item 22 and the whole amount of the value of assets to be contributed at the time of exercising these Subscription Rights is paid into the account referred to in the preceding paragraph.

18. Method of delivering share certificates

After the exercise of these Subscription Rights becomes effective, the Company shall promptly issue or deliver share certificates to the relevant Subscription Right Holders. However, no share certificate shall be issued for the holding of fractions less than one share pursuant to the Company's Articles of Association.

19. In the event that the Company conducts a merger (only when the Company will cease to exist due to the merger), absorption-type corporate division, incorporation-type corporate division, equity swap or stock transfer (hereinafter collectively referred to as "Acts of Reorganization"), unless the Company acquires these Subscription Rights pursuant to Item 14, Paragraph (2), it shall deliver, to the holders of these Subscription Rights remaining as of immediately before the effective date of the Act of Reorganization, the subscription rights of kabushikigaisha, or joint-stock companies, listed in Article 236, Item 1, Paragraph 8 (i) through (ho) of the Company Law (hereinafter referred to as "Company Subject to Reorganization") and those specified in Paragraph (1) through Paragraph (7) of this item (hereinafter referred to as "Subscription Rights Assumed") in respective cases in substitution for these Subscription Rights held by the relevant Subscription Right Holders. In such cases, these Subscription Rights shall lapse as of the date on which the Act of Reorganization becomes effective, and the Subscription Right Holders shall become the holders of

Subscription Rights Assumed. All provisions concerning these Subscription Rights in these procedures shall apply mutatis mutandis to Subscription Rights Assumed. However, when the Company conducts an absorption-type corporate division or incorporation-type corporate division, the aforementioned rules shall apply only when the absorption-type corporate division contract or the incorporation-type corporate division plan stipulates the granting of Subscription Rights Assumed of the Company Subject to Reorganization to the holders of these Subscription Rights remaining as of immediately before the effective date of the Act of Reorganization in substitution for these Subscription Rights in line with the following conditions.

(1) Number of Subscription Rights Assumed of Company Subject to Reorganization to be delivered

The same number of subscription rights held by holders of these Subscription Rights remaining as of immediately before the effective date of the Act of Reorganization shall be delivered to the respective holders.

(2) Type of shares of Company Subject to Reorganization to which Subscription Rights Assumed apply

The type of shares to which Subscription Rights Assumed apply shall be common shares of the Company Subject to Reorganization.

(3) Number of shares of Company Subject to Reorganization to which Subscription Rights Assumed apply

The number of shares shall be determined in the same manner as described in Item 5 above and taking into account such matters as conditions for the Act of Reorganization.

(4) Value of assets to be contributed for exercise of Subscription Rights Assumed

The value of assets per right to be contributed for the exercise of Subscription Rights Assumed shall be calculated by multiplying the Exercise Price of the Subscription Rights Assumed by the number of shares to which the Subscription Rights Assumed apply. The Exercise Price of Subscription Rights Assumed shall be determined on the basis of the Exercise Price of these Subscription Rights that are effective as of immediately before the effective date of the Act of Reorganization and it shall be subject to revision or adjustment in the same manner as described in Item 10 or Item 11.

(5) Period in which Subscription Rights Assumed can be exercised

The Subscription Rights Assumed can be exercised from the effective date of the Act of Reorganization to the expiration date of the Exercise Period specified in Item 12.

(6) Conditions for exercising Subscription Rights Assumed and conditions for acquiring these rights

These conditions shall be determined in the same manner as provided in Item 13 and Item 14.

(7) Matters concerning capital and capital reserve to be increased when shares are issued by exercise of Subscription Rights Assumed

These matters shall be determined in the same manner as Item 15.

20. Method of offering these Subscription Rights

All of these Subscription Rights shall be allotted to Shinko Securities Co., Ltd. by the thirty-party allocation method.

21. Grounds for calculation standards for amount to be paid in for these Subscription Rights and value of assets to be contributed for exercise

The amount to be paid in for these Subscription Rights was determined to be ¥315,000 per right because the Company judged the amount to be the fair value for achieving the objective intended by issuing these Subscription Rights, taking into consideration the Exercise Price and various other factors relating to these Subscription Rights and the results of calculating their logical value by the binomial model, a common pricing model. Furthermore, the value of assets to be contributed for exercise of these Subscription Rights shall be as described in Item 9 above. The initial Exercise Price has been set as the value 10% higher than the closing price of common shares of the Company in regular trading on the Tokyo Stock Exchange on October 3, 2006.

22. Section accepting exercise requests

General Affairs Department, AEON Co., Ltd.

23. Place handling payments relating to amounts to be paid in and payment for exercise of these Subscription Rights

Uchisaiwaicho Corporate Banking Division, Mizuho Corporate Bank, Ltd.

24. Method of giving notification to holders of these Subscription Rights

When giving notification to the Subscription Right Holders, unless otherwise stipulated by law, the Company shall use the electronic notification method provided in its Articles of Association and, at the same time, it shall notify the rights-holders to that effect without delay. However, when the Company is unable to give electronic notification due to an accident or any other unavoidable circumstances, such notification shall be placed in the newspaper specified in its Articles of Association and the Company shall notify the rights-holders to that effect without delay. In addition, unless otherwise stipulated by law, the Company may directly notify the Subscription Right Holders instead of the aforementioned methods.

25. Handling associated with repeal of provision for number of shares for one trading unit, etc.

After the date of allocation of these Subscription Rights, when it becomes necessary for the Company to take any measures, such as changing the wording of these procedures, for such reasons as the repeal of the provision for the number of shares for one trading unit, the Company shall take necessary measures.

26. Handling associated with amendments to Company Law or other laws or regulations

After the date of allocation of these Subscription Rights, when an amendment is made to the Company Law or any other Japanese laws or regulations relating to issuing share certificates or new share subscription rights, the Company may take necessary measures for the handling of relevant matters using the method that the Company considers appropriate in accordance with the amended Company Law or other laws or regulations, as well as the intention of these procedures.

27. The aforementioned items shall be subject to the notification pursuant to the Securities and Exchange Law becoming effective.

[For Reference]

1. Issuance schedule (plan)

Wednesday, October 4, 2006	Determination of issuance by president and submission of registration statement
Thursday, October 12, 2006	Notification by registration statement becoming effective
Thursday, October 19, 2006	Determination of Minimum Exercise Price
Thursday, October 19, 2006	Subscription date
Friday, October 20, 2006	Date of payment for subscription rights
Monday, October 23, 2006	Date of start of exercising subscription rights

2. Purpose of use of funds, etc.

1) Purpose of use of funds

Funds to be raised by the issuance and exercise of these Subscription Rights will be used for paying interest for the Company's first and second deferred interest, callable (subordinated), unsecured bonds (exclusive to qualified institutional investors).

2) Changes in use of previously raised funds

There is no applicable matter.

3) Influence on forecast for business results

The issuance of these Subscription Rights does not change the Company's forecasted business results.

3. Profit distribution to shareholders, etc.

1) Basic policy on profit distribution

The Company will distribute profits to shareholders, its essential partners in management, based on its important policy, which is to optimize the balance between enhancing corporate value on the basis of medium- to long-term growth and returning profits.

2) Policy for determining dividends

The Company has set its consolidated dividend payout ratio at 15% or more as its target, with the minimum annual dividend set at ¥15 per share, based on how it can return capital provided by shareholders. The Company will strive to increase the return of profits to shareholders in line with its profit growth.

3) Purpose of use of internal reserves

Internal reserves will be used for funds for growth, which are essential for developing the Company's business in the future, in order to meet shareholders' expectations for increased corporate value backed by medium- to long-term growth.

4) Dividends in past 3 fiscal years

	Year ended February 2004	Year ended February 2005	Year ended February 2006
Consolidated net income per share	¥165.57	¥88.71	¥39.61
Annual dividend per share	¥22.00	¥12.00	¥15.00
Real payout ratio	13.3%	13.5%	37.9%
Return on equity	12.2%	11.2%	4.4%
Dividend on equity ratio	1.62%	1.32%	1.33%

Notes: 1. Return on equity has been calculated by dividing consolidated net income in each fiscal year by shareholders' equity (the average of total shareholders' equity at the beginning and end of the fiscal year).
2. The dividend on equity ratio has been calculated by dividing the total amount of annual dividends by shareholders' equity (the average of total shareholders' equity at the beginning and end of the fiscal year).
3. Annual dividend per share in fiscal year ended February 2005 was due to a stock split.

4. Outline of Allottee

Name of Allottee		Shinko Securities Co., Ltd.
Number of subscription rights to be allotted		1,020
Amount to be paid in		¥321,300,000
Description of Allottee	Address	4-1, Yaesu 2-chome, Chuo-ku, Tokyo
	Name of representative	Takashi Kusama, President
	Paid-in capital	¥125,167 million
	Line of business	Securities business
	Principal shareholders	Mizuho Corporate Bank, Ltd. 10.4% Mizuho Bank's retirement benefit trust account at Mizuho Trust & Banking Co., Ltd. 10.4%, etc.
Relations with AEON Co., Ltd.	Capital relations	Number of Allottee's shares held by the Company: 0 Number of the Company's shares held by Allottee: 194,720
	Business relations	Securities transactions
	Personal relations	N/A

Note: Data on the capital amount, principal shareholders and capital relations are as of March 31, 2006.

5. Equity finance conducted in past 3 years, etc.

1) Equity finance

Date	Increased capital (¥ million)	Capital after capital increase (¥ million)	Remarks
August 7, 2004	46,332	97,628	Public offering
August 18, 2004	4,169	101,798	Third-party allocation

2) Changes in share prices, etc. in past three fiscal years and their most recent data

	Fiscal year ended February 2004	Fiscal year ended February 2005	Fiscal year ended February 2006	Fiscal year ending February 2007
Opening price	¥2,550	¥3,650 ?¥1,725	¥1,709	¥2,630
Closing price	¥3,940	¥5,220 ?¥1,938	¥3,190	¥3,090
Low	¥2,110	¥3,350 ?¥1,593	¥1,578	¥2,295
High	¥3,650	¥3,360 ?¥1,713	¥2,610	¥2,905
Price-earnings ratio	22.0 times	19.3 times	65.9 times	– times

Notes: 1. Share prices for the fiscal year ending February 2007 in the table are as of October 3, 2006.
2. The price-earnings ratio has been calculated by dividing the share price at the end of the fiscal year (the closing price) by consolidated net income per share at the end of the relevant year.
3. The Company conducted a 2-for-1 stock split on October 18, 2004. Share prices with ? indicate those after going ex-rights due to the stock split.

6. Other

1) Dilution caused by potential shares, etc.

Owing to the issuance of these Subscription Rights, the percentage of potential shares to the latest number of shares outstanding (as of October 3, 2006) will come to 0.44%. (If all of these Subscription Rights are exercised at the estimated Minimum Exercise Price, the percentage will increase to 0.97%.)

Notes: 1. The aforementioned percentage of potential shares has been calculated by dividing the total number of new shares by the latest number of shares outstanding on the assumption that all of these Subscription Rights will be exercised and that all shares to be delivered will be issued newly.

2. Estimated Minimum Exercise Price: ¥1,453 (50% of TSE closing price of ¥2,905 on October 3, 2006)
Total number of shares outstanding: 725,409,348 shares (as of October 3, 2006)

2) Lending and borrowing of the Company's common shares associated with these Subscription Rights

The Company will conclude a special contract with the Allottee that stipulates that the Allottee would in principal not carry out borrowing of common shares of the Company with the aim of short selling relating to exercise of these Subscription Rights unless such transactions are conducted for such purposes as selling the Company's common shares within the number of shares to be acquired through the exercise of these Subscription Rights.

ÆON

NEWS RELEASE

October 13, 2006
AEON Co., Ltd.

Acquisition of Exclusive Negotiating Rights Regarding Capital and Business Tieups with The Daiei, Inc.

This is to announce that our company has agreed today with Marubeni Corporation (hereafter referred to as "Marubeni") and The Daiei, Inc. (hereafter referred to as "Daiei") on the commencement of a study of capital and business tieups with the aim of assisting Daiei in regenerating itself.

With assistance from the Industrial Revitalization Corporation of Japan, Marubeni, etc., Daiei has so far taken self-regenerating measures to improve its sales capabilities and financial strength. Daiei has also been studying the possibility of capital and business tieups with a business partner specializing in the retail business with the aim of strengthening its business base and improving its corporate value.

Based on the study, Daiei and Marubeni determined that if AEON and Daiei will respect the other party's "goodwill," jointly utilize their infrastructure and know-how, and pursue synergies, the regeneration of Daiei would be accelerated and Daiei's business would be improved in terms of efficiency and volume of sales. Thus, Daiei and Marubeni decided to grant exclusive negotiating rights to our company.

Our company determined that our assistance with Daiei's self-regeneration efforts utilizing our group's management resources would contribute to revitalization of local economies, stabilization of local employment and improvements in customer satisfaction. Therefore, our company agreed to accept the exclusive negotiating rights.

From now on, Daiei, Marubeni and our company will hold consultations to decide on detailed measures to assist the employees of Daiei in achieving the target of self-regeneration.

We sincerely hope that related parties, including our trading partners, and our shareholders will understand and support the above decision.

1. Matters to be studied: The three companies will form a "tieup study committee" as soon as possible to study matters related to the business tieup between Daiei and AEON, including the following.
   1) Joint procurement of NB products and joint development of PB products
   2) Joint use and standardization of information and logistics systems
   3) Joint procurement of indirect consumable materials, fixtures, etc.
   4) Provision of know-how to improve efficiency of, and joint utilization of, back-office operations

2. Direction: Our company's basic stance is as follows.
   1) Assist Daiei in regenerating itself and provide Daiei with necessary resources
   2) Safeguard the goodwill of Daiei
   3) Guarantee employment and motivate employees

3. Acquisition of shares:
   1) Discussions concerning the transfer of approximately 15% of those shares in Daiei that are held by Marubeni
   2) Discussions concerning the transfer of approximately 20% of those shares in The Maruetsu, Inc. that are held by Daiei

   * The transfer of the above-mentioned shares is conditional upon the implementation of a business tieup between our company and Daiei. These discussions will be made while the exclusive negotiating rights are valid.

4. Date of expiration of the exclusive negotiating rights: March 31, 2007

October 18, 2006

To Whom It May Concern:

Name of Company: Aeon Co., Ltd.

Representative: Motoya Okada, President
(Code Number: 8267
Tokyo Stock Exchange First Section)

Inquiries to: Yuiken Tsutsumi, Executive Officer,
Corporate Communication
(Phone Number: 043-212-6042)

Notice Concerning the Issue of New Shares and Secondary Sale of Issued Shares

On Wednesday, October 18, 2006, the President of Aeon approved the issue of new shares and the secondary sale of issued shares as follows:

Aeon Co., Ltd. will push forward the following four main efforts as the direction for our future growth strategy: (1) establish a dominant position by expanding the scale of our domestic retail business through a "scrap and build" strategy and active deployment of shopping centers; (2) apply the "Shopping Center Business Model" that Aeon has established in Japan to business operations in China and other Asian countries; (3) promote specialization and service through alliances with companies outside the Aeon Group in order for the Company to be able to respond to changes in the external environment such as diversifying customer needs; and (4) enter into new businesses that can create synergy with its retail business.

As a step towards the achievement of the abovementioned growth strategy, Aeon is driving investments for active deployment of outlets in Japan and China and other strategic investment for external growth leveraged on M&A. And as a means to secure the funds necessary for these investment opportunities, the Company has decided to issue new shares.

Aeon believes that by effectively using the funds to be procured through the issue of new shares this time, the Company will steadily push forward its growth strategy and also strengthen its financial standing for further growth.

1. Issue and Public Offering of New Shares (Public Issue)

   (1) Number and type of shares to be offered: 70,000,000 shares of common stock in the Company

   (2) Method of determining the issue value: Issue value is to be determined any day between Monday, October 30, 2006 and Wednesday, November 1, 2006 ("Issue Price Determination Date"), according to the method prescribed in Article 7 Paragraph 2 of the 14th Fair Custom Rule laid down by the Japan Securities Dealers Association.

   (3) Amounts of increases in capital and capital reserve: The amount of increase in capital shall be the maximum amount calculated according to the method prescribed in Article 37 Paragraph 1 of the Corporate Finance Rules multiplied by 0.5, with any fraction less than one yen being counted as a full yen. The amount of increase in capital reserve shall be the maximum capital increase minus the amount of increase in capital calculated above.

(4) Issue price: Issue price is determined on the Issue Price Determination Date, in consideration of, among other things, market demand based on the preliminary price that is calculated by multiplying the closing price of the shares of common stock in the Company on the Issue Price Determination Date at the Tokyo Stock Exchange, Inc. (if no closing price is quoted, that of the immediately preceding date) by 0.90 – 1.00 (fractions of one yen or below will be discarded), according to the method prescribed in Article 7 Paragraph 2 of the 14th Fair Custom Rule laid down by the Japan Securities Dealers Association.

(5) Method of offering: The offering consists of the following concurrent offerings:

a. Domestic public offering

"The domestic offering" is to be made to the public in Japan and the Company will arrange for Nomura Securities Co., Ltd., Daiwa Securities SMBC Co., Ltd., Goldman Sachs Securities Japan, Co., Ltd., Nikko Citygroup, Limited., Shinko Securities Co., Ltd., Mizuho Securities, Co., Ltd., Okasan Securities, Co., Ltd., and Mitsubishi UFJ Securities, Co., Ltd. ("Domestic Underwriters", collectively) to subscribe and purchase all shares to be issued.

Joint Lead Managing Underwriters shall be Nomura Securities Co., Ltd. (Administrative Lead Managing Underwriter) and Daiwa Securities SMBC Co., Ltd. Joint Lead Managing Underwriters shall also, in collaboration, oversee the demand of institutional investors and allocate shares to them.

b. International offering

"The international offering" is to be made in overseas markets, mainly in Europe (in the United States, new shares may be sold only to qualified institutional investors in accordance with Rule 144A of the Securities Act of 1933, as amended), and the Company will arrange for the underwriters ("International Underwriters", collectively, and "Underwriters", collectively together with Domestic Underwriters) to subscribe and purchase all shares to be respectively issued to each of them. Goldman Sachs International and Nomura International plc shall act as the Joint Lead Managing Underwriters.

The domestic public offering comprises approximately 42,000,000 new shares and the overseas offering comprises approximately 28,000,000 new shares. The final numbers of shares are to be determined on the Issue Price Determination Date based on factors including market demand.

The global coordinator for domestic and international offerings and sale by over-allotment shall be Nomura Securities, Co., Ltd.

(6) Commission to the Underwriters: The Company will pay no commission fee to the Underwriters, and in substitution for the commission fee, the difference between the issue value to be paid to the Company and the issue price in the offerings will be retained by the Underwriters.

(7) Offering period (domestic public offering): From Thursday, November 2, 2006 to Tuesday, November 7, 2006. The period is subject to advancement, in consideration of the market demand, and the earliest period shall be from Tuesday, October 31, 2006 to Thursday, November 2, 2006.

(8) Payment date: Any day between Wednesday, November 8, 2006 and Friday, November 10, 2006. As described in (7) above, the offering period is subject to advancement in accordance with market demand, and the payment date shall then be Wednesday, November 8, 2006 at the earliest.

(9) Unit of new shares for offering: 100 shares

(10) The domestic public offering is subject to the effectiveness of a filing under the Securities and Exchange Law.

(11) The Company authorizes Motoya Okada, President of the Company, or its agent appointed by the President, to approve all acts necessary for the issue of new shares through the public offering, including the issue value and the amounts of increases in capital and capital reserve.

2. Allocation of New Shares by Third Party Allotment (Please refer to Reference 1 below)

(1) Number of new shares to be allocated: 6,300,000 shares of common stock in the Company

(2) Issue value: Same as the method of determining the issue value described under (2) of "1. Issue and Public Offering of New Shares."

(3) Amounts of increases in capital and capital reserve: The amount of increase in capital shall be the maximum amount calculated according to the method prescribed in Article 37 Paragraph 1 of the Corporate Financial Rules multiplied by 0.5, with any fraction less than one yen being counted as a full yen. The amount of increase in capital reserve shall be the maximum capital increase minus the amount of increase in capital calculated above.

(4) Purchaser and number of shares allotted: Nomura Securities, Co., Ltd. 6,300,000 shares

(5) Offering period: Any day between Monday, December 4, 2006 and Friday, December 8, 2006, provided the application date is set to be one business day after the 30th day from the last day of the offering period for the domestic public offering and the sale by over-allotment.

(6) Payment date: Any day between Tuesday, December 5, 2006 and Monday, December 11, 2006, provided the payment date is set to be two business days after the 30th day from the last day of the offering period for the domestic public offering and the sale by over-allotment.

(7) Unit of shares: 100 shares

(8) The allotment will not be made if an offer is not made by the end of the Offering Period in (5) above.

(9) The allocation to the above-named entity is conditional upon effective notification according to the Securities and Exchange Law.

(10) The Company authorizes Motoya Okada, President of the Company, or its agent appointed by the President, to approve all acts necessary for the allocation of new shares by third party allotment, including the issue value and the amounts of increases in capital and capital reserve.

3. Sales of Over-Allotted Shares (sale by over-allotment) (Please refer to Reference 1 below)

(1) Number of shares to be sold: Up to 6,300,000 shares of common stock in the Company may be over-allotted and the decision will be made on the Issue Price Determination Date, in consideration of the market demand.

It is possible that less than that number of shares, or no shares, will be sold by way of over-allotment due to reasons such as the degree of demand for the domestic public offering.

(2) Seller: Nomura Securities, Co., Ltd.

(3) Sale price: Same as the issue price described under (4) of "1. Issue and Public Offering of New Shares."

(4) Method of selling: Taking into consideration various factors including market demand for domestic public offering, Nomura Securities, Co., Ltd. will borrow up to 6,300,000 shares of common stock in the Company from existing shareholders, and such shares will be sold to the purchasers of the over-allotted shares.

(5) Offering period: Same as the offering period (domestic public offering) described in (7) of "1. Issue and Public Offering of New Shares."

(6) Delivery date: The following business day of the payment date described under (8) of "1. Issue and Public Offering of New Shares."

(7) Advance on subscription: Same as sale price described in (3) above.

(8) Unit of shares: 100 shares

(9) The Company authorizes Motoya Okada, President of the Company, or its agent appointed by the President, to approve all acts necessary for the sale of over-allotted shares.

(10) The sale of over-allotted shares is subject to the effectiveness of a filing under the Securities and Exchange Law.

October 30, 2006

To whom it may concern:

AEON Co., Ltd.
Representative: Motoya Okada, President
(Code No.: 8267, First Section of the Tokyo Stock Exchange)
Inquiry: Yuiken Tsutsumi,
Managing Operating Officer in Charge of Corporate Communications
(Telephone: 043-212-6042)

Information on Determination of Issue Price, Offer Price, etc.

With regard to the issue and offer of shares that were determined or approved by the president of our company on October 18 (Wednesday), 2006, we would like to inform you that the issue price, offer price, etc. were finalized as follows.

1. Issue of Shares for Subscription by Public Offering (Public Offer)

(1) Number of shares for subscription	Domestic public offering:	42,000,000
	Overseas offering:	28,000,000
(2) Issue price	Price per share:	¥2,704
(3) Total amount of issue		¥189,280,000,000
(4) Paid-in amount	Paid-in amount per share:	¥2,593.60
(5) Total paid-in amount		¥181,552,000,000
(6) Incremental amounts of capital and capital reserve	Incremental amount of capital:	¥90,776,000,000
	Incremental amount of capital reserve:	¥90,776,000,000
(7) Subscription period (for domestic public offering)	From October 31 (Tuesday), 2006 to November 2 (Thursday), 2006	
(8) Date of payment		November 8 (Wednesday), 2006

(Note) The underwriter will purchase the shares at the paid-in amount per share, and offer the shares at the issue price per share.

2. Issue of Shares for Subscription by Private Placement

(1) Paid-in amountt	Paid-in amount per share:	¥2,593.60
(2) Total paid-in amount (upper limit)		¥16,339,680,000
(3) Incremental amounts of capital and capital reserve (upper limits)	Incremental amount of capital:	¥8,169,840,000
	Incremental amount of capital reserve:	¥8,169,840,000
(4) Date of subscription		December 4 (Monday), 2006
(5) Date of payment		December 5 (Tuesday), 2006

3. Secondary Offer of Shares (Secondary Offer Based on the Over-Allotment Option)

(1) Number of shares offered		6,300,000
(2) Offer price	Offer price per share:	¥2,704
(3) Total amount of offered shares		¥17,035,200,000
(4) Subscription period		From October 31 (Tuesday), 2006 to November 2 (Thursday), 2006
(5) Date of delivery		November 9 (Thursday), 2006

<Reference>

1. Computation of Issue Price and Offer Price

(1) Base date for computation and computed price	October 30 (Monday), 2006	¥2,760
(2) Discount rate		2.03%

2. Syndicate Cover Transactions Period

From November 3 (Friday), 2006 to November 28 (Tuesday), 2006

3. Appropriation of Raised Funds

Of the ¥196,716,680,000 that is the upper limit of the approximate total net amount raised by the issue of shares for subscription by public offering and the issue of shares for subscription by private placement, ¥146,716,680,000 will be appropriated as a capital investment fund for constructing new stores and expanding existing stores in Japan, ¥30,000,000,000 will be appropriated as part of the fund to acquire shares in The Daiei, Inc. and The Maruetsu, Inc., the acquisition of which shares will be examined and negotiated based on the memorandum concluded among AEON Co., Ltd., Marubeni Corporation and The Daiei, Inc. on October 13, 2006, and ¥20,000,000,000 will be appropriated as part of the fund needed for investment in, and loans to, our company's subsidiaries, etc. in China for construction of new stores. However, there is a possibility that our company will not acquire shares in The Daiei, Inc. and The Maruetsu, Inc., and there is a possibility that the amount needed to acquire these shares will be lower than expected at this stage, depending on the outcome of future consultations, examinations or negotiations or for various reasons including external circumstances. In this case, the portion of the above-mentioned approximate total net amount that is not appropriated as a fund to acquire shares in The Daiei, Inc. and The Maruetsu, Inc. will be used for capital investment.

For details of capital investments, please refer to the "Information on Issue of Shares for Subscription and Secondary Offer of Shares" announced on October 18, 2006 (partially amended on October 24, 2006).